SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Computer Programs and Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

205306103

(CUSIP Number)

January 8, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205306103	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Francisco Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,938,968
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,938,968
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,938,968
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	This percentage is calculated based upon 13,276,568 shares outstanding, which is the sum of the following: (a) 11,302,688, the number of outstanding shares of Common Stock reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 6, 2015, plus (b) 1,973,880 shares of Common Stock issued by the Issuer as consideration for the acquisition of Healthland Holding Inc. on January 8, 2016 as reported on the Issuer’s Form 8-K filed on January 8, 2016.

CUSIP No. 205306103	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Francisco Partners Parallel Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 26,637
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 26,637
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,637
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.20% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	This percentage is calculated based upon 13,276,568 shares outstanding, which is the sum of the following: (a) 11,302,688, the number of outstanding shares of Common Stock reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 6, 2015, plus (b) 1,973,880 shares of Common Stock issued by the Issuer as consideration for the acquisition of Healthland Holding Inc. on January 8, 2016 as reported on the Issuer’s Form 8-K filed on January 8, 2016.

CUSIP No. 205306103	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,965,605
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,965,605
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,965,605
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	This percentage is calculated based upon 13,276,568 shares outstanding, which is the sum of the following: (a) 11,302,688, the number of outstanding shares of Common Stock reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 6, 2015, plus (b) 1,973,880 shares of Common Stock issued by the Issuer as consideration for the acquisition of Healthland Holding Inc. on January 8, 2016 as reported on the Issuer’s Form 8-K filed on January 8, 2016.

CUSIP No. 205306103	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Francisco Partners GP II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,965,605
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,965,605
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,965,605
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	This percentage is calculated based upon 13,276,568 shares outstanding, which is the sum of the following: (a) 11,302,688, the number of outstanding shares of Common Stock reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 6, 2015, plus (b) 1,973,880 shares of Common Stock issued by the Issuer as consideration for the acquisition of Healthland Holding Inc. on January 8, 2016 as reported on the Issuer’s Form 8-K filed on January 8, 2016.

CUSIP No. 205306103	Page 6 of 9 Pages

Item 1.	(a).	Name of Issuer:

Computer Programs and Systems, Inc. (CPSI)

	(b).	Address of Issuer’s Principal Executive Offices:

6600 Wall Street Mobile, AL 36695

Item 2.	(a).	Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i) Francisco Partners II, L.P.

(ii) Francisco Partners Parallel Fund II, L.P.

(iii) Francisco Partners GP II, L.P.

(iv) Francisco Partners GP II Management, LLC

See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

	(b).	Address of Principal Business Office:

The business address for each of the Reporting Persons is as follows:

One Letterman Drive, Building C – Suite 410 San Francisco, CA 94129

	(c).	Citizenship:

Francisco Partners II, L.P. (“FPII”), Francisco Partners Parallel Fund II, L.P. (“FPPII”) and Francisco Partners GP II, L.P (“FPGPII”) are limited partnerships organized under the laws of the State of Delaware. Francisco Partners GP II Management, LLC is a Delaware limited liability company (“FPMII”).

	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

	(e).	CUSIP Number:

205306103

CUSIP No. 205306103	Page 7 of 9 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

Item 4.	Ownership:

(a) In the aggregate, the Reporting Persons beneficially own 1,965,605 shares of Common Stock, by virtue of the 1,938,968 shares of Common Stock directly held by FPII and the 26,637 shares of Common Stock directly held by FPPII.

FPGPII is the general partner of FPII and FPPII. FPMII is the general partner of FPGPII. The managers of FPGPII and FPMII have the power, acting by majority vote, to vote or dispose of the shares held directly by FPII and FPPII. As a result of these relationships, each of FPGPII and FPMII has shared voting and dispositive power with respect to the shares of Common Stock directly held by FPII and FPPII.

(b) In the aggregate, the Reporting Persons beneficially own 1,965,605 shares of Common Stock, or 14.8% of the total number of shares of Common Stock outstanding, by virtue of the 1,938,968 shares of Common Stock directly held by FPII and the 26,637 shares of Common Stock directly held by FPPII.

All percentages calculated in this Schedule 13-G are based upon 13,276,568 shares outstanding, which is the sum of the following: (a) 11,302,688, the number of outstanding shares of Common Stock reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 6, 2015, plus (b) 1,973,880 shares of Common Stock issued by the Issuer as consideration for the acquisition of Healthland Holding Inc. on January 8, 2016 as reported on the Issuer’s Form 8-K filed on January 8, 2016.

(a) Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)    Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)  Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)   Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

CUSIP No. 205306103	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See responses to Items 4(a) and 4(b) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 205306103	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2016

Francisco Partners II, L.P.

By:	Francisco Partners GP II, L.P.,
its General Partner
By:	Francisco Partners GP II Management, LLC, its General Partner

By:	/s/ Tom Ludwig
Name: Tom Ludwig
Title: Managing Member

Francisco Partners Parallel Fund II, L.P.

By:	Francisco Partners GP II, L.P.,
its General Partner
By:	Francisco Partners GP II Management, LLC, its General Partner

By:	/s/ Tom Ludwig
Name: Tom Ludwig
Title: Managing Member

Francisco Partners GP II, L.P.

By:	Francisco Partners GP II Management, LLC, its General Partner

By:	/s/ Tom Ludwig
Name: Tom Ludwig
Title: Managing Member

Francisco Partners GP II Management, LLC

By:	/s/ Tom Ludwig
Name: Tom Ludwig
Title: Managing Member